May 15, 2020

I, Christopher Suser, certify that:

(1) the financial statements of At Your Home LLC, included in this Form are true and complete in all material respects; and

(2) the tax return information of At Your Home LLC included in this Form reflects accurately the information reported on the tax return for At Your Home LLC filed for the fiscal year ended December 31, 2019.



Christopher Suser
Chief Executive Officer, At Your Home LLC

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.